                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        PREMIER RESEARCH WORLDWIDE, LTD.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)


                                   740568 10 0
                                 (CUSIP Number)



         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and a subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
                                Page 1 of 4 Pages

-------------------------------
CUSIP NO. 740568 10 0
-------------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Joel Morganroth, M.D.  ###-##-####

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
           (See Instructions)                                          (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                           495,175
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                              9,600
       REPORTING
        PERSON              ----------------------------------------------------
         WITH                7      SOLE DISPOSITIVE POWER

                                           495,175

                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                           9,600

--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,004,000 (disclaims beneficial ownership of 495,225 shares)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Instructions)
                                                                            [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 14.7%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)

                 IN
--------------------------------------------------------------------------------

Item 4:           Ownership:

                  Item 4 of the Schedule 13G of Joel Morganroth, M.D. is hereby amended to read in its entirety as follows:

                  As of August 31, 1999, Dr. Morganroth, as described more fully below, may be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) 1,004,000 shares of the common stock of Premier Research Worldwide, Ltd., representing 14.7% of the outstanding shares of common stock. Dr. Morganroth's beneficial ownership is as follows:

                           1. 495,175 shares directly owned by Dr. Morganroth, as to which he has sole voting and dispositive power.

                           2. 9,600 shares owned by a pension plan, as to which Dr. Morganroth has shared voting and dispositive power.

                           3. 4,000 shares underlying currently exercisable options granted under a Corporation stock option plan.

                           4. 495,225 shares held in a trust, the trustee of which is Dr. Morganroth's wife and the beneficiaries of which are Dr. Morganroth's children. Dr. Morganroth disclaims beneficial ownership of these shares.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in my statement is true, complete and correct.


Dated:   September 1, 1999


                                                    /s/ Joel Morganroth, M.D.
                                                    -------------------------
                                                       [Signature]



                                                    Joel Morganroth, M.D.
                                                    -------------------------
                                                        Name/Title